UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTARUS, INC.

(Name of Subject Company)

SANTARUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Gerald T. Proehl

President and Chief Executive Officer

Santarus, Inc.

3611 Valley Centre Drive, Suite 400

San Diego, California 92130

(858) 314-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott N. Wolfe

Matthew T. Bush

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Santarus, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2013 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Willow Acquisition Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), at a purchase price of $32.00 per Share, net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent, Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Parent, and Purchaser with the SEC on December 3, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following new sentence at the end of the second sentence in the third paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 12 of the Schedule 14D-9:

“The engagement letter provided for a financial advisory retainer fee of $100,000 payable upon signing of the engagement letter.”

•	By adding the following new sentence at the end of the fourth paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 12 of the Schedule 14D-9:

“In May 2013, Jefferies underwrote a secondary offering by Cosmo of shares of the Company’s common stock held by Cosmo.”

•	By adding the following text to the end of the third sentence in the 20th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 14 of the Schedule 14D-9:

“ . . . , including an analysis as to how the acquisition would impact the value of the Company.”

•	By amending and restating the third sentence in the 31st paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 16 of the Schedule 14D-9 as follows:

“Several of the parties indicated they would review publicly available information about the Company, but only one strategic party (“Party A”) eventually signed a confidentiality agreement as discussed below.”

•	By adding the following new sentence at the end of the second sentence in the 49th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 18 of the Schedule 14D-9:

“The Company Board was informed of the Company’s expectation to enter into a confidentiality agreement with Party A on November 1, 2013.”

•	By amending and restating the subsection captioned “Selected Companies Analysis” under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Opinion of the Company’s Financial Advisor” on page 28 of the Schedule 14D-9 as follows:

“Selected Companies Analysis. Stifel reviewed certain publicly available financial information for nine publicly traded, specialty pharmaceutical companies with a sales force and market products primarily in the United States that have an equity value between $1.0 billion and $6.0 billion.

Stifel reviewed the ranges of enterprise values of the selected companies (calculated as equity value based on closing stock prices on November 5, 2013, plus the book value of debt and minority interests, plus the liquidation value of preferred stock, less cash and equivalents) as multiples of calendar year 2013, 2014 and 2015 estimated revenue and estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) based on FactSet consensus estimates for the selected companies, and reviewed the ranges of share prices of the selected companies as multiples of earnings per share (“EPS”) for the selected companies, calculated using closing share prices on November 5, 2013, based on calendar year 2013, 2014 and 2015 estimated EPS based on FactSet consensus estimates.

The selected companies and the multiples so calculated for each company were as follows:

	Enterprise Value as a Multiple of Revenue			Enterprise Value as a Multiple of EBITDA			Share Price as a Multiple of EPS
Company	CY2013	CY2014	CY2015	CY2013	CY2014	CY2015	CY2013	CY2014	CY2015
Salix Pharmaceuticals, Ltd.	5.75x	4.69x	3.96x	15.1x	11.6x	9.5x	23.1x	17.3x	14.1x
Jazz Pharmaceuticals Plc	6.27x	5.14x	4.45x	10.6x	9.2x	7.6x	14.7x	11.8x	10.1x
United Therapeutics Corp.	3.90x	3.52x	3.37x	8.2x	7.1x	7.7x	16.4x	13.0x	12.4x
Alkermes PLC	7.10x	8.80x	7.85x	NM	NM	27.8x	24.7x	35.1x	29.8x
Cubist Pharmaceuticals Inc.	NA	3.84x	3.29x	NA	26.2x	15.6x	NA	NM	27.8x
Questcor Pharmaceuticals Inc.	4.72x	3.69x	3.34x	8.2x	6.4x	5.9x	12.8x	9.9x	9.0x
ViroPharma Inc.	6.20x	4.88x	4.06x	NM	20.3x	15.1x	NM	44.2x	26.0x
The Medicines Company	2.99x	2.66x	2.23x	28.9x	14.5x	6.4x	NM	30.3x	11.3x
Acorda Therapeutics Inc.	3.16x	2.80x	2.52x	NM	27.1x	15.3x	NM	41.6x	27.5x
Selected Multiple Ranges	5.00x- 5.50x	4.25x – 4.75x	3.75x – 4.25x	14.0x- 16.0x	12.0x- 14.0x	10.0x- 12.0x	22.0x- 26.0x	20.0x- 24.0x	18.0x- 22.0x

Based on its review of the selected companies, Stifel applied the selected multiple ranges shown in the table above to the corresponding estimated revenue, estimated EBITDA and estimated EPS of the Company, in each case based upon the projections provided by Company management. This analysis resulted in the following ranges of implied equity value per Share.

Benchmark	Range of Implied Equity Values per Share
Revenue Multiples	$25.35 - $35.16
EBITDA Multiples	$22.06 - $37.50
EPS Multiples	$27.44 - $38.49

Stifel selected the companies on the basis of various factors, including the size of the company and the similarity of the lines of business, although, as noted above, no company used in this analysis is identical to the Company. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.”

•	By amending and restating the subsection captioned “Selected Precedent Transactions Analysis” under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Opinion of the Company’s Financial Advisor” on pages 29-30 of the Schedule 14D-9 as follows:

“Selected Precedent Transactions Analysis. Stifel reviewed certain publicly available information for 16 business combinations of specialty pharmaceutical companies between $1.0 billion and $5.0 billion in equity value that were announced subsequent to January 1, 2005 and where the acquired company had a sales force and marketed products primarily in the United States.

Stifel reviewed, among other things, the revenue ratios of the selected combinations, calculated by determining the enterprise value of the combination as a multiple of projected revenue for the year of the combination, the year after the combination and two years after the combination, based on FactSet consensus estimates and other publicly available information. Revenue multiple ranges were utilized to calculate the equity value per Share implied by the Company’s 2013, 2014 and 2015 estimated revenue, respectively, as provided by Company management.

Stifel also reviewed the EBITDA ratios of the selected combinations, calculated by determining the enterprise value of the combination as a multiple of EBITDA over the last twelve months prior to the combination (“LTM”) based on publicly available information. An EBITDA multiple range was utilized to calculate the equity value per Share implied by the Company’s 2013, 2014 and 2015 estimated EBITDA, as provided by Company management. 2014 and 2015 calculations utilized a 14% discount rate.

Stifel also reviewed the EPS ratios of the selected combinations, calculated by determining the equity value of the combination as a multiple of LTM net income based on publicly available information. An EPS multiple range was utilized to calculate the equity value per Share implied by the Company’s 2013, 2014 and 2015 estimated EPS, based upon the projections provided by Company management. 2014 and 2015 calculations utilized a 14% discount rate.

In addition, in connection with this analysis, Stifel presented to the Company Board, for illustrative purposes, the one-trading day premium and 20-trading day premium paid in each of the combinations.

The selected precedent transactions and the multiples so calculated and premiums paid for each combination were as follows:

		Enterprise Value as a Multiple of Revenue			Enterprise Value as a Multiple of LTM	Equity Value as a Multiple of LTM	Premiums
Target	Acquirer	TY	TY+1	TY+2	EBITDA	P/E	1-Day	20-Day
Medicis	Valeant Pharmaceuticals	3.22x	2.93x	2.80x	19.5x	38.2x	39.4%	31.0%
Fougera Pharmaceuticals Inc.	Novartis International (Sandoz)	NA	NA	NA	8.8x	NA	NA	NA
King Pharmaceuticals, Inc.	Pfizer, Inc.	2.15x	2.15x	1.97x	7.5x	31.2x	40.4%	53.2%
Valeant Pharmaceuticals	Biovail Corp.	3.77x	3.46x	3.33x	10.7x	21.7x	(6.8%)	(3.0%)
Warner Chilcott (Topical Psoriasis)	LEO Pharma A/S	3.95x	4.29x	NA	6.3x	NA	NA	NA
Sepracor Inc.	Dainippon Sumitomo Pharma	1.71x	1.65x	1.56x	6.9x	9.6x	27.6%	34.4%
P&G (Branded Pharmaceutical Products)	Warner Chilcott PLC	1.35x	1.28x	1.22x	3.7x	NA	NA	NA
Stiefel Laboratories, Inc.	GlaxoSmithKline PLC	NA	NA	NA	NA	NA	NA	NA
CV Therapeutics, Inc.	Gilead Sciences, Inc.	6.12x	4.40x	4.03x	NM	NM	76.2%	124.2%
Alpharma, Inc.	King Pharmaceuticals, Inc.	1.61x	1.37x	1.21x	NM	NM	37.3%	32.7%
MGI Pharma, Inc.	Eisai Co.	9.09x	6.79x	5.42x	NM	NM	38.7%	25.8%
Axcan Pharma, Inc.	TPG Capital L.P.	3.00x	3.00x	3.08x	6.0x	14.7x	28.3%	17.9%
Reliant Pharmaceuticals, LLC	GlaxoSmithKline PLC	3.66x	NA	NA	NM	NM	NA	NA
Pharmion Corp.	Celgene Corp.	9.84x	6.84x	4.97x	NM	NM	46.1%	53.5%
Kos Pharmaceuticals, Inc.	Abbott Laboratories	4.32x	3.71x	3.64x	18.9x	34.6x	55.7%	60.1%
Medicis Pharmaceutical Corp.	Mentor Corp.	5.65x	5.76x	5.09x	15.0x	33.3x	26.6%	14.5%
Selected Multiple Ranges		5.00x- 6.00x	4.00x- 5.00x	3.00x- 4.00x	15.0x- 20.0x	25.0x- 35.0x

Based on its review of the selected transactions, Stifel applied the selected multiple ranges shown in the table above to the corresponding estimated revenue, estimated EBITDA and estimated EPS of the Company, in each case based upon the projections provided by Company management. This analysis resulted in the following ranges of implied per share equity value of the Company:

Benchmark	Range of Implied Equity Values per Share
Revenue Multiples	$25.35 - $33.74
EBITDA Multiples	$23.39 - $47.13
EPS Multiples	$31.18 - $47.12

Because the market conditions, rationale and circumstances surrounding each of the combinations analyzed were specific to each combination and because of the inherent differences between the Company’s businesses, operations and prospects and those of the acquired companies above, Stifel believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, Stifel also made qualitative judgments concerning the differences between the characteristics of these combinations (including market conditions, rationale and circumstances surrounding each of the combinations, and the timing, type and size of each of the combinations) and the Offer and the Merger that could affect the Company’s acquisition value.”

•	By amending and restating the subsection captioned “Miscellaneous” under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation – Opinion of the Company’s Financial Advisor” on page 31 of the Schedule 14D-9 as follows:

“Stifel is acting as financial advisor to the Company in connection with the Offer and the Merger. In February 2012 the Company retained Stifel as financial advisor to the Company in connection with other matters, for which Stifel received customary compensation. In addition, the Company has agreed to indemnify Stifel for certain liabilities arising out of Stifel’s engagement, as described in this Schedule 14D-9 under “Item 4. – Background and Reasons for the Company Board’s Recommendation – Background of the Offer.” Stifel may seek to provide investment banking services to Parent or its affiliates in the future, for which Stifel would seek customary compensation. See Item 5 for more details on the engagement of Stifel as financial advisor.”

•	By adding the following text to the end of the fourth sentence in the first paragraph under the section heading entitled “Certain Projections” on page 31 of the Schedule 14D-9:

“ . . . , which were prepared by Company management as of July 25, 2013.”

•	By adding the following rows to the bottom of the table under the section heading entitled “Certain Projections” on page 33 of the Schedule 14D-9:

	For the Fiscal Year Ended December 31,
in millions, except per share data	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
Diluted weighted average shares outstanding	85.900	86.800	86.880	87.354	87.354	87.354	87.354	87.354

Diluted net income per share	$1.68	$1.02	$1.54	$0.90	$1.25	$3.05	$5.34	$7.44

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Santarus, Inc.

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	President and Chief Executive Officer

Dated: December 20, 2013